Exhibit 9.01

Bank of South Carolina Corporation
P.O. Box 538
Charleston, SC 29402

CONTACT:	William L. Hiott, Jr.
TELEPHONE:	(843) 724-1500
DATE:	June 25, 2009

FOR USE: IMMEDIATE

NEWS RELEASE

FOR IMMEDIATE RELEASE

Bank of South Carolina Corporation Declares Dividend

Charleston, SC – The Board of Directors of Bank of South Carolina Corporation, (Nasdaq: BKSC) the parent Company for The Bank of South Carolina, declared a $.16 per share quarterly dividend payable July 31, 2009 to shareholders of record as of  July 10, 2009.  Hugh C. Lane, Jr., President and Chief Executive Officer of The Bank of South Carolina, stated, “We at Bank of South Carolina Corporation are pleased to pay this 79th consecutive quarterly dividend to our shareholders. We continue to focus on the basics and, even in this tough market, we have executed extremely well.  In the June 2009 publication of US Banker, an analysis of data compiled by SNL Financial LC, ranked Bank of South Carolina Corporation 41st among the top 200 community banks in the United States.  This ranking was determined by the three year average return on equity as of December 31, 2008.  The Bank of South Carolina Corporation’s three year average return on equity was 14.57%.”

The Bank of South Carolina, a De Novo Charter, which opened in 1987 at 256 Meeting Street, has offices in Summerville, Mt. Pleasant, and the West Ashley community.  It is also available on its website at www.banksc.com.  Bank of South Carolina Corporation currently trades its common stock on the NASDAQ stock market under the symbol “BKSC”.  Select market makers for the stock for Bank of South Carolina Corporation are: Knight Equity Markets, LP, Automated Trading Desk and UBS Securities, LLC.